SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Disclosure of shareholdings: Harris Associates L.P. – 4.59%

Disclosure of shareholdings

Adecco S.A. Chéserex - Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1.	Name of the listed company

Adecco S.A.

2.	Number and type of shares and proportion of voting rights (total holdings as a percentage)

8,609,100 registered shares; 4.59 percent

3.	Identity of the parties concerned

•	Harris Associates L.P.

  Two North LaSalle Street

  Suite 500

  Chicago, Illinois 60602-3790

  USA

4.	Indirect sale, relationship between the beneficial owner and the direct vendor

n.a.

5.	Time (date) of acquisition, sale or understanding through which the shareholding reached, exceeded or fell below the percentage threshold

Sepetember 14, 2006

6.	Further remarks

none

Adecco S.A.	September 21, 2006

Contact:

Investor Relations:

Tel: +41 44 878 89 25

E-Mail: investor.relations@adecco.com

Disclosure of shareholdings

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris – Premier Marché (EURONEXT: ADE).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 21 September 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 21 September 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary